UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 17, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

APPOINTMENT OF DIRECTORS AND CHANGES TO THE COMPOSITION OF HARMONY’S BOARD COMMITTEES
Johannesburg, Friday, 17 January 2025. In accordance with paragraph 3.59 of the Listings Requirements of the JSE Limited, the Company hereby advises that Ms Mametja Moshe, Ms Zanele Matlala and Mr Mangisi Gule have been appointed to the Board of Directors of Harmony as independent non-executive directors with effect from 17 January 2025.

Harmony further notifies shareholders of changes to the composition of its board committees following the aforementioned appointments.

The board committee changes are noted below:

•Ms Mametja Moshe will serve as a member of the Audit and Risk Committee;
•Ms Zanele Matlala will serve as a member of the Audit and Risk Committee;
•Mr Martin Prinsloo will serve as the Chairman of the Audit and Risk Committee, replacing Mr John Wetton who will cease to be a member of the Audit and Risk Committee;
•Ms Given Sibiya will serve as the Chairman of the Remuneration Committee, replacing Mr Vishnu Pillay who will remain an ordinary member of the Remuneration Committee; and
•Mr Mangisi Gule will serve as a member of the Remuneration Committee.

“We are pleased to welcome our new independent non-executive directors, Mametja Moshe, Zanele Matlala and Mangisi Gule. Each of them have got expertise and experience that will contribute to Harmony continuing to being a globally competitive company that creates attractive returns for its shareholders and benefits all of its various stakeholders”, said Dr Patrice Motsepe, Chairman of Harmony.

Ends.
For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
17 January 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 17, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director